Exhibit 99.1

The Summary: Today’s News

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Castlight has signed an agreement to combine with Vera Whole Health, a privately held leading advanced primary care organization. The companies will combine to create a first-of-its-kind, purpose-built primary care platform that will seek to transform how patients access and experience the healthcare system.

•	The combined company will be a private company (not publicly traded).

•	For now, we expect to continue “business as usual” – meaning:

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We do not expect major changes in executive leadership, though we do expect to combine our leadership and organization with Vera’s over time. We do not expect layoffs or reductions-in-force as a part of this combination and we are moving ahead with hiring to execute on our 2022 plans.

•	Merit reviews and base salary adjustments will be made at the usual time.

•	Bonuses and compensation adjustments will be considered at the usual time.

•	Nothing changes about the excellent products and services we deliver to our customers.

•	Can I tell my friends and family about this news?

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Yes! At the same time, we ask that you do not post or share anything on social media about this announcement other than liking and resharing the approved posts shared by Maeve and official Castlight channels (without adding commentary).

•	Only authorized individuals may communicate to the public about this transaction.

•	What happens to my stock and/or RSU grants?

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All of the Castlight shares you currently own (i.e., are vested) will be eligible to participate in a “tender offer” which means that at the time the transaction closes, you would exchange your shares for a cash payment of $2.05 per share.

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If you hold a Restricted Stock Unit (“RSU”), your unvested RSU will continue to vest based on your continued service on the same vesting schedule as before (including any vesting acceleration), but instead of receiving a share of stock for each RSU, you will receive $2.05 per share in cash on each vesting date.

•	Additional information on your equity grants and ESPP participation is included below.

The Details: Frequently Asked Questions

A.	WHAT is being announced? What is the new company being created?

B.	WHO are Vera Whole Health and CD&R? HOW did this combination come to be?

C.	WHY is this the right path for Castlight stockholders? Castlight customers?

D.	WHAT does it mean for me?

WHAT is being announced? What is the combined organization being created?

1. What is being announced?

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Castlight Health announced that it entered into a definitive agreement to combine with Vera Whole Health, a leading advanced primary care company that recently received a major investment from private equity firm CD&R and Morgan Health.

•	Castlight’s long-time partner Anthem will invest in the combined organization and has indicated that they intend to enter into a commercial agreement with the combined company.

•	We expect a Tender Offer for Castlight’s shares to be launched in the coming weeks.

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We expect the combination of the two companies to close in Q1 2022. As is customary, the transaction is subject to regulatory approval, the tender of a majority of Castlight’s outstanding shares of common stock, and other customary closing conditions.

2. What is the timeline?

•	Today, we announced that we have signed an agreement to combine Castlight Health and Vera Whole Health.

•	We expect this combination to be completed in Q1 2022. We have begun the process of planning our combined organization and will share more shortly.

•	For now, it’s business-as-usual as we execute against our 2022 goals.

3. What are the financial details of this deal?

•	The terms of this all-cash transaction provide substantial value to Castlight stockholders.

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Vera Whole Health will acquire all outstanding shares of Castlight’s common stock for a total value of approximately $370 million. CD&R will be supporting Vera in the financing of the combination. Stockholders will receive $2.05 in cash per share, representing a 25% premium over the closing share price as of January 4th, 2022 and a 35% premium over the 30-day volume weighted price.

4. Does this announcement involve any layoffs?

•	We do not expect layoffs or reductions-in-force as a part of the combination, and we are moving ahead with hiring to execute on our 2022 plans.

•	The Castlight team is an important part of the combined organization’s success.

5. Are there any changes to the leadership team / reporting structure?

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As is typical, we are still defining the leadership structure of the combined company. Following this morning’s announcement, the two organizations are legally permitted to begin discussions regarding leadership structure of the combined organization.

•	Vera and Castlight bring complementary strengths; Vera is a clinical delivery organization, while Castlight is a technology driven navigation company

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Castlight and Vera saw not only highly complementary capabilities, but also teams with complementary expertise in technology and care delivery that would enable a combined company to achieve a shared vision.

•	We expect much of the executive leadership team to remain a part of the combined organization alongside Vera’s leadership team.

WHO are Vera Whole Health and CD&R?

6. Who is Vera Whole Health?

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Vera Whole Health delivers advanced primary care through Vera’s purpose-built clinics and strategic partnerships with local, community-based providers to improve the social, mental and physical health of their patients.

•	Vera shares Castlight’s deep mission orientation and drive to transform healthcare.

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Vera and its founder and CEO, Ryan Schmid, have been at the forefront of the discussion on the role of social determinants of health and health equity in high quality primary care. Ryan and Vera were focused on this long before the broader national discussion over the last 12-24 months.

•	Vera’s customers include large self-insured employers as well as health plans.

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We believe Vera is differentiated from other advanced primary care models in its unique care model, integration and partnership with local providers, commitment to taking risk or ‘owning’ the total cost of care, and strong leadership team.

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A big part of our thesis is the importance of partnering collaboratively with other providers, so Vera’s strategy to build its centers alongside existing high value primary care is unique and an important reason we believe they are differentiated.

7. Who is Clayton, Dubilier and Rice (“CD&R”)?

•	CD&R stands for Clayton, Dubilier & Rice. They are an investment firm with a record of supporting value-based care business models in healthcare and delivering strong growth.

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The lead partner at CD&R bringing Vera Whole Health and Castlight together is Ravi Sachdev, who was also a founder and lead partner in agilon health, a publicly traded company that is a leader in value-based care and transforming healthcare delivery for seniors by empowering primary care physicians.

8. Why does Vera Whole Health want to combine with Castlight to form a new company?

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Like Castlight, Vera believes there is an opportunity to create a new, first-of-its-kind model in healthcare. This requires combining advanced primary care with technology-enabled high-tech and high-touch navigation, bringing the best of both companies together.

•	Vera is supported by CD&R and Morgan Health, JP Morgan’s business unit focused on improving the quality, efficiency, and equity of employer-sponsored healthcare.

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The addition of Castlight enables Vera Whole Health to integrate within the broader employer benefits ecosystem (front door), increase engagement broadly and enable targeted outreach (genius / action), and steer patients to the right care, whether that be bricks-and-mortar or virtual care (care guidance and care guides).

•	This new model will allow the combined organization to deliver an improved experience and better outcomes with lower healthcare costs, enabling Vera to take increasing levels of risk on populations.

WHY is this the right path for Castlight stockholders? Castlight employees? Castlight customers?

9. Why is this good for Castlight stockholders?

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We believe this transaction, which was unanimously approved by our Board of Directors, will provide significant and immediate value to Castlight stockholders, who will receive a cash payment of $2.05 per share, representing a 25% premium over the closing share price as of January 4th, 2022 and a 35% premium over the 30-day volume weighted price.

10. Why is this good for Castlight customers?

•	Castlight has shown the ability to drive tremendous growth, across both our direct employer and new health plan channels over the past year plus, and that growth enables us to invest in our customers.

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Castlight customers will benefit from the expanded capabilities of the combined organization of Vera, which will enable us to deliver an end-to-end solution that delivers care and navigates individuals through the healthcare system.

•	In addition, the combined company will benefit from the financial resources from CD&R.

11. Will our product offerings change?

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We expect to offer both navigation and primary care services as a combined company. This creates opportunities to integrate Navigation products into the Vera customer base, while also offering Castlight’s large book of business with primary care services and partnership.

•	We have not yet determined specific packages or offerings across the combined scope of technology and services.

12. How does this affect our Anthem relationship and offerings?

•	Anthem will invest in the combined organization and intends to be strategic commercial partner to the company going forward.

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Vera has already developed close relationships with Blue plans and is excited to work together with Anthem. Furthermore, Anthem is interested in offering an advanced primary care model to their customer base, which this now enables.

•	As part of the combination, we will continue to support our Engage customers. We will also focus on partnering with Anthem to support Navigation + Advanced Primary Care across their book of business.

13. How are we communicating to customers and partners?

•	Today, we issued a press release and will send a communication to our customers.

•	In addition, our Customer Success teams will reach out to customers and partners proactively and will be provided talking points and FAQs similar to this document

•	Importantly, we don’t expect any changes and will continue to deliver our navigation solutions to our customers.

•	We have partnered with Anthem regarding communication to Engage customers.

WHAT does it mean for me?

14. What should I do in the coming weeks before the transaction closes?

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The most important thing you can do is help us maintain the exciting momentum in the business and execute your day-to-day responsibilities. It’s critical that during this period we all continue to hit our collective goals as a business and continue the growth trajectory that we’re on.

•	As we lay-out the plan to integrate Castlight and Vera Whole Health, we will host formal and informal forums to discuss our plans together.

15. Where is Vera based? Will our offices change?

•	Vera Whole Health is based in Seattle, WA and has Care Centers in 10 states, with a growing footprint.

•	We plan to maintain the existing Castlight offices, including a new location in San Francisco when our 150 Spear Street lease expires.

•	We do not anticipate changes in our current approach towards employees working remotely or our flexible return-to-office plans.

16. What impact will this have on Castlight India?

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We are excited about the continued growth of our Castlight India team. There are no changes to our plans, including the plan to open our Hyderabad location in Q1 2022 and continue expanding our India team.

17. Are we continuing our hiring processes? What about candidates who are currently in the hiring process?

•	Yes! It is important for Castlight that we continue to execute on our plans.

•	For most teams, open headcount budgeted for 2022 remains open and you should continue to hire as planned.

•	We will work with HR on offer details.

18. Will we honor pending offers and pending starts?

•	Yes! Our core priority is executing against our collective goals, and the Castlighters planning to join us are critical to achieving these goals.

19. Will compensation change? Are bonus payouts in March affected?

•	No compensation changes are expected as a result of this combination. For participating employees, our 2021 Bonus Payments will be made in March, as usual.

•	For all employees, we will complete our business Reflections process and associated merit-based salary increase and promotion cycle as usual, effective March 1.

•	We expect to evaluate our overall compensation following the close of the transaction and our transition to a private company, and we will share more information as it is available.

20. Will my team’s strategy and goals change?

•	As Maeve shared in her email, this combination of Vera and Castlight is the realization of the vision we’ve dedicated ourselves to achieving since 2019.

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Given Castlight’s data & technology strengths and our high-tech & high-touch navigation platform are complementary to the advanced primary care capabilities of Vera, we expect most teams’ priorities will remain similar. And, for, now it’s very much business-as-usual executing against our goals.

•	Going forward, as we lay out the plan to integrate Vera and Castlight, we will host formal and informal sessions to discuss our plans and any adjustments in our strategy.

21. What happens to my unvested RSUs?

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If you are an employee with an RSU, your unvested RSUs will continue to vest on the same schedule as before (including any vesting acceleration), subject to continued service, but instead of receiving a share of stock for each RSU, you will receive $2.05 per share in cash on the vesting date, subject to applicable withholding.

•	Castlight shares from Vested RSUs, which converted to Castlight stock upon vesting, will be eligible to receive for $2.05 per share in the transaction.

22. What happens to my options?

•	If you are an employee with an option to purchase Castlight’s common stock that is outstanding at close:

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Your vested options will be cancelled, and you will receive an amount in cash equal to $2.05 per share less your exercise price multiplied by the number of shares subject to your vested option, less tax withholding.

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Your unvested options will be cancelled and replaced with a cash award equal to $2.05 per share less your exercise price multiplied by the number of shares of subject to your unvested option, less tax withholding, which will be paid to you over the vesting schedule for your unvested option (including any vesting acceleration), subject to your continued service.

iii.	Any options with an exercise price equal to or greater than $2.05 will be cancelled for no consideration at the closing.

23. What happens to the ESPP?

•	If the closing happens after March 1, 2022, the ESPP deductions through February 28, 2022, will be applied to purchase shares at the end of the current purchase period, so business-as-usual.

•	If the closing happens prior to March 1, 2022, the current purchase period will end shortly before the close, and ESPP deductions through that date will be applied to purchase shares.

•	Your ESPP shares purchased during this purchase period will be eligible to be tendered in the tender offer for $2.05 per share, or will be eligible to receive $2.05 per share at the closing.

•	Following the end of the current purchase period, the ESPP program will end and contributions to the program will stop.

24. Is our 401k match going to change?

•	Prior to the closing, no. Matching will continue business-as-usual.

•	In the medium-term, we will share information as it is available. Vera Whole Health also has a 401k match, so we expect to continue to offer a match

25. Will my health benefits change?

•	In the short-term, no.

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In the medium-term, we will share information as it is available. Vera Whole Health employees are eligible to visit and utilize Vera’s advanced primary care capabilities, and we may adjust benefits over time.

26. Will my manager change?

•	No, there are no immediate team or management changes as part of this announcement.

•	We expect teams to continue their work business-as-usual.

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As noted, we are still defining the leadership structure of the combined company. Following this morning’s announcement, the two organizations are legally permitted to begin discussions regarding leadership structure of the combined organization.

27. Will my visa/green card/immigration status be affected?

•	We do not expect an impact to current immigration statuses or processes

28. Will my pending leave, LOA, or other situation be impacted?

•	No. We do not expect any impact to leaves, LOA, or other situations.

Cautionary Notice Regarding Forward-Looking Statements

This document contains “forward-looking statements” relating to the acquisition of Castlight by Vera. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Vera and Castlight have based these forward-looking statements on current expectations and projections about future events and trends that they believe may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Vera and Castlight. Forward-looking statements are subject to significant known and unknown risks and uncertainties that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements, including, but not limited to, the following factors: the ability of Vera and Castlight to complete the transactions contemplated by the Agreement and Plan of Merger in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Agreement and Plan of Merger, the potential effects of the acquisition on Castlight, the participation of third parties in the consummation of the transaction and the combined company, the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Castlight’s Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law. Further, nothing in this document constitutes a contract or promise of employment, and employment terms remain at-will and subject to change at any time.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Castlight has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Castlight common stock, nor is it a substitute for the tender offer materials that Vera and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Vera will file a tender offer statement on Schedule TO with the SEC, and thereafter Castlight will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY CASTLIGHT’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Castlight’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Castlight by contacting investor relations at IR@castlighthealth.com. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents Castlight files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by Castlight with the SEC will be available for free at ir.castlighthealth.com.

CASTLIGHT’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF CASTLIGHT COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.